SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 4)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Ellam

c/o Juvenescence Limited

18 Athol Street

Douglas

Isle of Man IM1 1JA

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,239,459
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 21,239,459
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,239,459
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.0%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020 and Amendment No. 3 filed October 7, 2020 the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Person beneficially owns an aggregate of 21,239,459 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly, (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant issued in August 2019 under the Loan Agreement, (iii) 2,769,299 shares of common stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined under Item 6) and (iv) an additional 1,872,660 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the last closing price of the Common Stock on the date of this Amendment after giving effect to the 50% Cap (as defined under Item 6) and assuming exercise of all Warrants. This aggregate amount represents approximately 50.0% of the Issuer’s outstanding common stock, based upon 37,686,959 shares outstanding as of August 12, 2020, as reported on the Issuer’s Quarterly Report filed on Form 10-Q on August 14, 2020, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the New Facility. Without giving effect to the 50% Cap, the Reporting Person would have a right as of November 19, 2020 to convert amounts outstanding under the New Facility into approximately 3,666,667 shares of Common Stock at the closing market price of the Common Stock on the immediately preceding trading day, resulting in total beneficial ownership of approximately 52.0% as calculated in accordance with Rule 13d-1 under the Exchange Act.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On November 9, 2020, the Reporting Person funded an additional advance to the Issuer, representing the Fifth Advance under the New Facility, in the principal amount of $1,000,000. In connection with this advance, the Issuer issued to the Reporting Person a Warrant to purchase 280,898 shares of Common Stock at an exercise price of $1.78 per share, representing the last closing price of the Common Stock on the NYSE American market prior to the drawdown notice, issuable under Clause 3.6 of the New Facility. On November 11, 2020, AgeX Therapeutics, Inc. were notified by NYSE American that their supplemental listing application for the additional Warrant shares had been approved.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2020

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	President